FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

March 10, 2016

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: March 10, 2016	By:	/s/ Joseph Tung
	Name:	Joseph Tung
	Title:	Chief Financial Officer

Advanced Semiconductor Engineering, Inc.

Below is the English version of our MOPS filings on March 10, 2016

Regulation: Published pursuant to Article 4 Paragraph 49 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

SEQ_NO: 1

Date of announcement: 2016/03/10

Time of announcement: 06:19:30

Subject: Q&A of Tender Offer for Common Shares of SPIL at NT$55 Per Share by ASE

Date of events: 2016/03/09

To which item it meets: paragraph 49

Statement:

1. Date of occurrence of the event: 2016/03/09

2. Company name: Advanced Semiconductor Engineering, Inc.

3. Relationship to the Company (please enter ”head office” or ”subsidiaries”): Head office

4. Reciprocal shareholding ratios: N/A

5. Name of the reporting media: N/A

6. Content of the report: N/A

7. Cause of occurrence: Q&A

QUESTIONS:

I. Rules for the Republic of China Tender Offer (”ROC Offer”)

1. What are the details of the ROC Offer? The ROC Offer mainly includes the below items:

(1) Number of shares to be acquired: Maximum number of acquisition is 770,000,000 SPIL common shares (”Common Shares”) (approximately 24.71% of the total issued and outstanding shares of SPIL). Minimum number of acquisition is 155,818,056 Common Shares (approximately 5.00% of the total issued and outstanding shares of SPIL).

(2) ROC Offer period: 9:00 a.m. on December 29, 2015 to 3:30 p.m. on March 17, 2016, Taipei Time (the period for accepting applications from offerees is 9:00 a.m. to 3:30 p.m. each business day).

(3) ROC Offer consideration: NT$55 per share in cash.

(4) ROC Offer conditions: The ROC Offer is conditioned upon (1) there being validly tendered in accordance with the terms of the ROC Offer 155,818,056 Common Shares (approximately 5% of the total issued and outstanding share capital of SPIL) (”5% Minimum Condition”), and (2) the Taiwan Fair Trade Commission (”TFTC”) approves the merger between ASE and SPIL (the ”TFTC Condition”), before March 17, 2016 Taipei Time (inclusive).

(5) Expenses for which the offerees participating in the ROC Offer are responsible: Offerees shall be responsible for the following expenses: (1) securities transaction tax (0.3%, or securities transaction tax of NT$165 per 1000 shares, and ASE will arrange for payment of securities transaction tax), (2) income tax (which only applies to those domestic profit generating enterprises and foreign enterprises that keep fixed place of business and business representatives in Taiwan, and the offeree will arrange for payment in accordance with income tax regulations), (3) handling charge of Taiwan Depository & Clearing Corporation (”TDCC”) (NT$20), (4) handling charge of securities brokers (NT$20), (5) bank remittance fees (NT$10) or postage for registered mail (NT$25) and other necessary relevant fees and taxes.

When paying the consideration to the offerees, Advanced Semiconductor Engineering, Inc. (”ASE”) will deduct the income tax and foregoing relevant fees and expenses and the payment amount will be rounded down to the nearest New Taiwan Dollar.

Example: price of tender offer and transaction cost calculation:

(a) If shareholder A tenders 1,000 shares (shares already deposited) for a consideration of NT$55 per share, the total purchase amount is NT$55,000. Transaction cost: (1) securities transaction tax is NT$165 (55,000 x 0.3% = NT$165), (2) handling charge of TDCC is NT$20, (3) handling charge of securities brokers is NT$20, (4) remittance fee is NT$10, for a total of NT$215. Net amount of tender received by shareholder A = NT$55,000 – NT$215 = NT$54,785

(b) If shareholder B tenders 10,000 shares (shares already deposited) for a consideration of NT$55 per share, the total purchase amount is NT$550,000. Transaction cost: (1) securities transaction tax is NT$1,650 (550,000 x 0.3% = NT$1,650), (2) handling charge of TDCC is NT$20, (3) handling charge of securities brokers is NT$20, (4) remittance fee is NT$10, for a total of NT$1,700. Net amount of tender received by shareholder B = NT$550,000 – NT$1,700 = NT$548,300

2. What are the conditions to the ROC Offer?

The ROC Offer is conditioned upon (1) there being validly tendered in accordance with the terms of the ROC Offer 155,818,056 Common Shares (approximately 5% of the total issued and outstanding share capital of SPIL), and (2) the TFTC approves the merger between ASE and SPIL, before March 17, 2016 Taipei Time (inclusive). Once the two aforementioned conditions are satisfied and ASE has made public announcement, ASE is obligated to complete the ROC Offer at the price of NT$55 per share (up to 770,000,000 shares), and no offeree may withdraw their shares tendered into the ROC Offer. However, if the number of shares validly tendered into the ROC Offer did not reach 5% of the total issued and outstanding share capital of SPIL (i.e., 155,818,056 shares) or the TFTC did not approve the merger between ASE and SPIL, then the ROC Offer will have failed, and ASE will not purchase any shares tendered and instead return such shares.

3. If the final number of shares participating in tender exceeds the maximum target share amount (i.e., 770,000,000 shares), how will ASE calculate the distribution method of purchase?

Upon the completion of the tender offer period, if the total number of shares tendered exceeds the maximum target share amount and the TFTC has approved the merger between ASE and SPIL, ASE will purchase from all offerees their shares tendered by applying the same proration factor.

II. Questions for participating in the ROC Offer

1. How should investment trusts and foreign legal entities participate in the ROC Offer?

If shares of an investment trust or foreign legal entity are deposited in the original brokerage account, they can engage in tender by applying for participation in the ROC Offer with the securities agent implementing the tender. If shares of an investment trust or foreign legal entity are deposited in a custodian bank account (i.e. FINI), the shares must be transferred to an original brokerage account. After the original account broker confirms the amount of the securities, the shares can be applied for participation in the ROC Offer. However, different custodian banks may have different business arrangement schedules and processes, therefore we recommend the investment fund or foreign legal entity to contact the custodian bank as soon as possible to confirm the business arrangement schedule and process of the custodian bank as required for participation in the tender (generally, custodian banks are estimated to require 4 business days). If the custodian bank cannot complete relevant matters before 3:30 p.m. on March 17, 2016 Taipei Time, or complete processes required for participation in the ROC Offer, shares held by such investment trust or foreign legal entity will not be able to participate in the ROC Offer.

2. When can SPIL shareholders receive the consideration for their tendered shares?

Upon the expiration of the tender offer period and the satisfaction of the tender offer conditions (satisfaction of the 5% Minimum Condition and the TFTC Condition), ASE will complete share settlement and payment within 5 business days (inclusive) after the expiration of the ROC Offer, i.e., March 24, 2016.

3. How will shareholders of SPIL participate in the ROC Offer?

(1) TDCC process: please (a) bring passbooks and (b) authorized chop specimen to the securities broker and (c) obtain form 360 from the securities broker and fill out the form, before 3:30 p.m. March 17, 2016 Taipei Time, in order to complete tender processing.

(2) Physical share certificate process: No physical share certificate will be accepted for the ROC Offer. If you hold physical share certificates of SPIL, please bring (a) the physical share certificates and (b) authorized chop specimen to the SPIL share agency (the agency department of Chinatrust Commercial Bank) to (c) deposit such shares into a TDCC account during the tender offer period, before following the foregoing TDCC process to tender your shares.

4. Is there a minimum limit for shares tendered?

No. Shareholders may tender shares that are less than 1,000 shares into the ROC Offer.

5. Are there any limits for shares participating in tender? How will shares purchased through financing be handled?

Shares acquired through margin transactions cannot be tendered into the ROC Offer until the loan for the shares have been fully paid. Shares tendered into the ROC Offer should be free of any pledges, provisional remedies proceedings or enforcement proceedings such as provisional attachment and provisional injunction, or other transfer restrictions.

6. If I tendered my shares into the ROC Offer, does this mean ASE will purchase all the shares that I tendered?

If the 5% Minimum Condition or the TFTC Condition has not been satisfied before March 17, 2016 Taipei Time (inclusive), then the ROC Offer will have failed, and ASE will not purchase any SPIL shares. All shares tendered will be returned to the original investor. However, if the total number of Common Shares (including those represented by American depositary shares of SPIL (”ADSs”) ) validly tendered exceeds 770,000,000 shares (representing approximately 24.71% of outstanding and issued share capital of SPIL) and the TFTC approves the merger between ASE and SPIL before March 17, 2016 Taipei Time (inclusive), ASE will purchase shares tendered by applying the same proration factor, and ASE will return the shares in excess to the investor.

7. If the final number of shares tendered exceeds the target share amount, when can the number of shares in excess be returned?

ASE will announce the results of the tender offer before the opening of the first business day after the expiration date of the ROC Offer (i.e., March 18, 2016). The number of shares in excess of 770,000,000 will be returned to the respective SPIL shareholders' TDCC account on or after the first business day immediately following the expiration date of the ROC Offer (i.e., March 18, 2016), but no later than five business days after the expiration date (i.e., March 24, 2016).

8. If the tender offer period ends and the 5% Minimum Condition and the TFTC Condition have not been satisfied, when can I receive the returned shares?

After the expiration of the tender offer period, if the tender offer conditions have not been satisfied, the ROC Offer will have failed, and the shares tendered will be returned to the respective SPIL shareholders' TDCC account on or after the first business day immediately following the expiration date of the ROC Offer (i.e., March 18, 2016), but no later than five business days after the expiration date (i.e., March 24, 2016).

9. Can I directly contact KGI Securities to handle ROC Offer procedures?

No. You must take the TDCC account passbooks and authorized chop specimen to your securities broker for tender processing.

10. If I cannot personally go to the original account branch of the previous securities broker, can the procedures be done by mail? Or any other methods?

Tendering by mail is not allowed under the terms of the ROC Offer. If you cannot tender your shares in person, you can provide (1) a power of attorney, (2) identification documents of you and your agent, (3) your original chop specimen and (4) the deposit passbook, and the agent shall go to the original account branch of the securities broker to conduct tender processing on your behalf.

11. Can the I change my registered bank account at the TDCC for when I tender my shares into the ROC Offer?

The TDCC will use your registered bank account previously registered with the TDCC as your bank account when remitting the consideration for the shares you tendered into the ROC Offer.

12. After I withdraw the tendered shares, when will they be returned? Will there be administration fees in connection with the withdrawal of shares?

Prior to the satisfaction of the tender offer conditions (i.e., the satisfaction of the 5% Minimum Condition and the TFTC Condition), if you apply for withdrawal of the shares tendered, such shares will be returned to your TDCC account within one business day, and there will be no administration fees on your part. However, upon the satisfaction of the tender offer conditions and announcement by ASE of the satisfaction of such conditions, you will not be able to withdraw your tendered Common Shares in the ROC Offer.

III. Where can I obtain the relevant materials for the ROC Offer

1. How to obtain relevant information of the public announcement of the ROC Offer, tender offer prospectus for the ROC Offer, etc.?

Please visit the following websites for information:

(1) Please go to the new website (investment/tender offer) of Market Observation Post System:

http://mops.twse.com.tw/mops/web/t162sb01 to download the electronic version.

(2) Please go to the website of KGI Securities:

http://www.kgieworld.com.tw/news/20151229/index.html.

2. ROC offer hot lines:

Please call the following numbers for information:

(1) Tender offer hot line of KGI Securities: +886-2-2389-2999 (agency department).

(2) Advanced Semiconductor Engineering, Inc. spokesman's office: +886-2-6636-5678.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Statements included in this communication that are not historical facts are forward-looking statements. Forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, results could be materially adversely affected. The risks and uncertainties include, but are not limited to: the risk that the recently announced tender offer to acquire Common Shares or ADSs of SPIL may not be consummated, or may not be consummated in a timely manner; uncertainties as to how many holders of common shares and ADSs will tender their common shares and ADSs and whether the purchase of common shares and ADSs could adversely affect the liquidity and market value of the remaining common shares and ADSs held by the public; the possibility that competing offers will be made; the risk that shareholder litigation in connection with the tender offer may result in significant costs of defense, indemnification and liability; the possible effects of disruption on ASE's business, including increased costs and diversion of management time and resources, making it more difficult to maintain relationships with employees, customers, vendors and other business partners; and other risks and uncertainties detailed from time to time in ASE's filings with the Securities and Exchange Commission (the ”SEC”), including its most recent Annual Report on Form 20-F.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is for informational purposes only and does not constitute either an offer to purchase or a solicitation of an offer to sell securities of SPIL. ASE filed a tender offer statement on Schedule TO with the SEC on December 29, 2015 (as from time to time amended and supplemented, the ”Schedule TO”). The offer to purchase common shares held by U.S. holders (within the meaning of Rule 14d-1(d) under the Securities Exchange Act of 1934, as amended, which defines a U.S. holder as ”any security holder resident in the United States”) and ADSs is only being made pursuant to the offer to purchase, the ADS letter of transmittal, the common share form of acceptance and related materials filed with the SEC by ASE as a part of its Schedule TO. Investors and security holders are urged to read the Schedule TO (including the offer to purchase, the ADS letter of transmittal, the common share form of acceptance and related materials), as it may be amended from time to time, because it contains important information about the tender offer, including its terms and conditions, and should be read carefully before any decision is made with respect to the tender offer. Investors and security holders may obtain free copies of these statements and other materials filed with the SEC at the website maintained by the SEC at www.sec.gov, or by directing requests for such materials to MacKenzie Partners, Inc., the U.S. Information Agent for the US Offer, at +1 (800) 322-2885 (toll-free) (for holders in the U.S. and Canada) or +1 (212) 929-5500 (call collect) (for holders in other countries). Copies of these materials and any documentation relating to the tender offer are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from any jurisdiction where to do so would be unlawful.

8. Countermeasures: None

9. Any other matters that need to be specified: None